Exhibit 99.1

SCHEDULE “B”

CHANGE OF AUDITOR NOTICE
Western Wind Energy Corp.
Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations

Western Wind Energy Corp. (the "Corporation") reports that Ernst & Young LLP Chartered Accountants P() Box 10101 Pacific Centre, 700 West Georgia Street, Vancouver, BC V7Y 1C7 (the "Former Auditor") has resigned at the request of the Corporation. Western Wind has appointed Deloitte & Touche LLP. Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800. P.O. Box 49729, Four Bentall Centre, Vancouver, British Columbia, V7X 1 P4 (the "Successor Auditor") as its auditor on January 8, 2008. Deloitte & Touche LLP indicated they were willing to accept this appointment subject to completing the required Change of Auditor Notice under National Instrument 51-102.

The Corporation confirms that there were no reservations in the audit reports included in the financial statements of the Corporation for the two most recently completed fiscal periods. The Corporation further confirms that there have been no reportable events (as defined in National Instrument 51-102) between the Corporation and the Former Auditor.

The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the Corporation's Audit Committee and Board of Directors.

DATED the 18th day of January, 2008

WESTERN WIND ENERGY CORP.

Per:

/s/ Chris Thompson

____________________

Christopher R. 'Thompson

Chief Financial Officer